Security and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington D.C. 20549

                                                                                                                               November 18, 2008

Re:                      BigSky Productions, Inc.
Registration Statement Form S-1 Amendment #2
File Number 333-152955
Filed: October 15, 2008

Attention:                                Mr. Nolan McWilliams
Phone (202) 551-3217
Fax     (202) 772-9202

BigSky Productions, Inc. (the “Company”) has received your comments regarding the Form S-1/A filed on October 15, 2008 dated October 31, 2008. The following document as prepared by the Company describes the general action(s) taken regarding each comment made by the Commission. The following numbers herein are referenced to the comment number provided on the document sent by the SEC. The Company will mail to your attention two (2) hardcopies of the redline document for this amended filing following the submission of the amended S-1 on Edgar.

General

1.           The Company has a specific business plan.  It has modified the disclosure within the PROSPECTUS SUMMARY and DESCRIPTION OF BUSINESS to indicate the specific steps it has taken from inception and the specific steps it plans to take in the future to continue to develop its business.

In further response to comment #1, the President of the Company, Mr. Martin, has been in contact with the following individuals regarding future potential projects of the Company:

Peter Myers, Screenwriter--Lifetimer, Vengeance
Peter McGrain, Screenwriter--Schism
Karen Hicks, Screenwriter--Lifetimer
Richard Levin, Director-Lifetimer
Joy Parris, Producer-Lifetimer
            Sam Martin, VP Films-HBO regarding Lifetimer
Lesley Chilcott, Producer  Academy award winning producer for Inconvenient Truth with regard documentary projects in New Mexico.

The Company plans to pursue its business has detailed in the registration statement and it is dependent upon raising additional proceeds specifically through the offering described within the registration statement; it is however, it has not provided the above additional disclosure based upon the opinion it would be to forward looking at this current stage of development by the Company.

2.           Please see response to comment #1.

Plan of Operation, page 28

3.           The disclosure relating to the $10,000 expenditure for  a screen writer has been removed from the section describing anticipated tasks after the minimum amount of proceeds are raised and disclosed in the following section detailing anticipated expenses if the proceeds raised through the offering exceeds the minimum amount.

Additional Disclosure Added to the Registration Statement

The Company has updated the financial information within the registration to September 30, 2008.

Sincerely,

/s/ Ellis Martin
    Ellis Martin
    Chief Executive Officer
          BigSky Productions, Inc.